
November 8, 2024

Mark L. Filanowski
Chief Executive Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, RI 02840

> **Re: Pangaea Logistics Solutions Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 18, 2024**
> **File No. 001-36798**

Dear Mark L. Filanowski:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 1 -- TO APPROVE THE ISSUANCE OF THE MERGER SHARES, page 0

1.   We note that you are asking Pangaea stockholders to approve the issuance of the Merger Shares in accordance with the shareholder approval requirements of Nasdaq Listing Rule 5635. Insofar as your stockholders will not have a separate opportunity to vote on that transaction, please revise your disclosure to include the information required pursuant to Note A of Schedule 14A, including the information set forth in Items 11, 13, and 14 of Schedule 14A. See also Question and Answer 151.02 of Proxy Rules and Schedule 14A/14C Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Timothy S. Levenberg at 202-551-3707 or Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward Horton